FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2008 (No.3)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On September 25, 2008, the registrant Announces Signing and Closing of Definitive Agreements with its Lenders to Restructure Its Balance Sheet and Reduce $250 Million of Debt. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor Announces Signing and Closing of Definitive
Agreements with its Lenders to Restructure Its Balance Sheet and
Reduce $250 Million of Debt

Agreements Will Increase Shareholders’ Equity by $250 Million,
Improve Future Cash Flow and Financial Results;

Agreement will Result-In a Gain of Approximately $130 Million, to be Recorded in the Third Quarter 2008

MIGDAL HAEMEK, Israel – September 25, 2008 – Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), an independent specialty foundry, today announced that it has signed and closed definitive agreements with its lender banks and Israel Corp. These agreements are based on the previously announced memorandum of understanding dated August 20, 2008.

According to the agreements, $250 million of Tower’s debt to Bank Leumi, Bank Hapoalim and Israel Corp., will be forgiven in exchange for equity capital notes of the Company, exercisable into ordinary shares at $1.42 per share. This price per share represents two times the average closing price of Tower’s stock on NASDAQ for the ten trading days prior to August 7, 2008, which was the date of the Company’s public announcement regarding its debt restructuring negotiations with the banks and Israel Corp. The conversion of the debt into equity capital notes reduces Tower’s debt by approximately $250 million, increases its shareholders’ equity on its balance sheet by approximately $250 million, as well as improves its cash flow margins, statement of operations results and financial position. Further, the agreement will result in a one-time gain of approximately $130 million that will be recorded in the statement of operations of the Company for the third quarter of 2008.

Also according to the agreements, Israel Corp. will invest $20 million in Tower and has committed to invest up to an additional $20 million, under the same terms as was previously announced on August 20, 2008.

In addition, the agreements postpone repayment of the remaining principal, modify the interest rate and waive interest payments and financial covenants as follows: (i) the repayment of the remaining principal of the loans is postponed to begin in September 2010; (ii) interest payments originally due September 2008 through June 2009 are added to the principal payments, which are scheduled to be paid in 8 equal quarterly installments commencing in September 2010 and ending in June 2012; (iii) the interest rate on the remaining bank debt will be LIBOR plus 2.5 percent per annum; and (iv) the banks waived in full the Company’s compliance with financial covenants through the end of 2008 and revised such covenants for the period commencing 2009 to reflect the Company’s updated forecasts.

Russell Ellwanger, Tower’s chief executive officer, commented, “This period of time is very exciting for Tower Semiconductor. More doors of opportunity are open to us now than any other time in our history. We appreciate the Israel Corporation’s investment, in providing us with the capital to fund our continued growth, as well as the ongoing partnership with our banks that resulted in the successful restructuring of our debt, also enabling further growth. This new capital and our strengthened balance sheet combined with last Friday’s close of the merger with Jazz Semiconductor accelerates Tower’s trajectory towards realizing our goal of becoming the number one specialty foundry in the world.”

Conference Call and Webcast Information
Tower will host a conference call today, September 25, 2008, at 10:00 a.m. Eastern Time (ET) / 09:00 a.m. Central / 08:00 a.m. Mountain / 07:00 a.m. Pacific and 5:00 p.m. Israel time to discuss the closing of the banks agreements and the merger with Jazz Technologies. To participate, please call: 1-866-3455-855 (U.S. toll-free number) or 972-3-918-0650 (international) and mention ID code: TOWER. Callers in Israel are invited to call locally by dialing 03-918-0650. The conference call will also be Web cast live at http://www.earnings.com and at www.towersemi.com and will be available thereafter on both Web sites for replay for 90 days, starting at approximately 2 p.m. ET on the day of the call.

About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry. Tower manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal & RF-CMOS, Power Management, CMOS image-sensor and non-volatile memory technologies. Through access to the process portfolio of its wholly owned subsidiary, Jazz Semiconductor, Tower offers RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel with access to Jazz Semiconductor’s fab in the U.S. and manufacturing capacity in China through Jazz’s partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

About Jazz Technologies and Jazz Semiconductor
Jazz Technologies, Inc. and Jazz Semiconductor, Inc. are wholly owned subsidiaries of Tower Semiconductor Ltd. Jazz Semiconductor, Inc., a Tower Group company is a leading wafer foundry focused on Analog-Intensive Mixed-Signal (AIMS) process technologies. The company’s broad process portfolio includes specialty technologies, such as RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. Jazz also offers world-class design enablement tools to allow complex designs to be achieved quickly and more accurately. Jazz executive offices and its U.S. wafer fabrication facility are located in Newport Beach, CA. For more information, please visit www.jazztechnologies.com and www.jazzsemi.com.

Forward Looking Statements
This press release includes forward-looking statements, including the statements relating to growth in the analog IC market and the development and execution of our strategic business initiatives, which are subject to risks and uncertainties. Actual results, including any expected benefits and anticipated cost savings over competing technologies, may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) not receiving orders from our wafer partners and customers, which can result in excess capacity, (iii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion, (iv) having sufficient funds to satisfy our short-term and long-term debt obligations and other liabilities, (v) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vi) our ability to satisfy the revised covenants stipulated in our amended credit facility agreement, (vii) our ability to capitalize on increases in demand for foundry services, (viii) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, the possibility of the government requiring us to repay all or a portion of the grants already received and obtaining the approval of the Israeli Investment Center for an expansion program, (ix) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (x) our acquisition of Jazz, including possible delays in the integration process, diversion of management’s attention, resignation of key employees and not realizing anticipated benefits, (xi) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2 and raising the funds therefor, (xii) our dependence on a relatively small number of products for a significant portion of our revenue, (xiii) a substantial portion of our revenues being accounted for by a small number of customers, (xiv) the concentration of business in the semiconductor industry, (xv) product returns, (xvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xvii) competing effectively, (xviii) the large amount of debt and liabilities and the ability to repay short-term and long-term debt and liabilities on a timely basis, (xix) achieving acceptable device yields, product performance and delivery times, (xx) our ability to manufacture products on a timely basis and to purchase the equipment to increase Fab2 capacity and timely installation thereof, (xxi) our dependence on intellectual property rights of others and our ability to operate our business without infringing others’ intellectual property rights, (xxii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, and (xxiii) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading “Risk Factors” in our most recent filings on Forms 20-F, F-4, F-3 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts:

Tower Semiconductor Limor Asif, + 972-4-650 6936 Limoras@towersemi.com or:

Shelton Group Ryan Bright, (972) 239-5119 ext. 159 rbright@sheltongroup.com